SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                               Borders Group, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    099709107
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                        Kenneth H. Shubin Stein, MD, CFA
                         Spencer Capital Management, LLC
                            1995 Broadway, Suite 1801
                            New York, New York 10023
     ---------------------------------------------------------------------
                            Telephone: (212) 586-4190
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 1, 2007
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------------                              -----------------
CUSIP No. 099709107                                            Page 2 of 8 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Kenneth H. Shubin Stein, MD, CFA
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,628,102
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,628,102
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,628,102
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------                              -----------------
CUSIP No. 099709107                                            Page 3 of 8 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,628,102
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,628,102
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,628,102
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 1 amends the Schedule 13D filed on July 9, 2007 (as amended by this Amendment No. 1, the "Schedule 13D") and is being filed on behalf of Kenneth H. Shubin Stein, MD, CFA, an individual ("Dr. Shubin Stein") and Spencer Capital Management, LLC, a Delaware limited liability company ("SCM", and together with Dr. Shubin Stein, the "Filers"). The Schedule 13D relates to the common stock (the "Common Stock") of Borders Group, Inc., a Michigan corporation (the "Company"). SCM is an investment management firm and is the investment adviser to certain investment funds and managed accounts (such funds and accounts, collectively, the "Funds"). Dr. Shubin Stein is the controlling person of, and a portfolio manager for, several investment funds and managed accounts, including the Funds. SCM and Dr. Shubin Stein may be deemed to have beneficial ownership over the shares of, and options to purchase shares of, Common Stock directly beneficially owned by the Funds by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds have expended an aggregate of approximately $47,646,840 in order to purchase the 2,452,902 shares of Common Stock held by them and approximately $13,139,833 in order to acquire the options to purchase 2,175,200 shares of Common Stock held by them. The Funds purchased the Common Stock with their working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

     The Filers effect purchases of securities primarily through margin accounts maintained for them with Goldman, Sachs & Co. (the "Prime Broker"), which may extend margin credit to the Filers as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the Prime Broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date hereof Dr. Shubin Stein and SCM beneficially own 4,628,102 shares of Common Stock, consisting of 2,452,902 shares of Common Stock and 2,175,200 shares of Common Stock acquirable upon exercise of options held by the Funds, together representing 7.9% of the outstanding shares of Common Stock. The percentages set forth above and in the rest of this Schedule 13D were calculated based on a total of 58,808,830 shares of Common Stock outstanding as of June 7, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2007.

     (b) Dr. Shubin Stein and SCM share voting and dispositive power over the 4,628,102 shares of Common Stock directly beneficially owned by the Funds.

     (c) Transactions in the Common Stock and in options to purchase Common Stock effected by the Funds (all of which were made at the direction of Dr. Shubin Stein and SCM) since the most recent filing on Schedule 13D are described on Schedules A and B hereto. Schedules A and B are hereby incorporated by reference to such schedules. All of the transactions set forth on Schedules A and B were effected in open market transactions.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by deleting the second paragraph thereof and replacing it with the following:

     The Funds have acquired, in open market transactions, standardized call options pursuant to which the Funds may purchase an aggregate of 2,175,200 shares of Common Stock of the Company. Pursuant to the exercise of the call options, such shares of Common Stock can be acquired for a price of $15.00 per share. The call options held by the Funds expire on January 17, 2009. For further information relating to the options held by the Funds to purchase Common Stock, see Item 5 and Schedule B hereto.



                            [Signature page follows]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 3, 2007



                                   SPENCER CAPITAL MANAGEMENT, LLC


                                   By: /s/ Kenneth H. Shubin Stein, MD, CFA
                                      ------------------------------------------
                                      Name:   Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Managing Member







                                   By: /s/ Kenneth H. Shubin Stein, MD, CFA
                                      ------------------------------------------
                                      Kenneth H. Shubin Stein, MD, CFA





















                      [SIGNATURE PAGE TO AMENDMENT NO. 1 TO
                SCHEDULE 13D WITH RESPECT TO BORDERS GROUP, INC.]

                                                                      SCHEDULE A


              Schedule of Transactions in Common Stock by the Funds
              -----------------------------------------------------


     The following transactions were effected by the Funds at the direction of Dr. Shubin Stein and SCM:


Type of               Date              Number of          Price per Share in
Transaction                             Shares             $US
--------------------- ----------------- ------------------ ---------------------
Buy                   08/01/2007        94,001             16.33
--------------------- ----------------- ------------------ ---------------------

                                                                      SCHEDULE B


    Schedule of Transactions in Options to Purchase Common Stock by the Funds
    -------------------------------------------------------------------------


     The following transactions were effected by the Funds at the direction of Dr. Shubin Stein and SCM:


Date         Transaction   Option Price per   Shares            Strike Price per
                           Share ($)          Acquirable Upon   Share ($)
                                              Exercise
------------ ------------- ------------------ ----------------- ----------------
08/01/2007   Buy           4.646                    526,000     $       15.00
------------ ------------- ------------------ ----------------- ----------------